July 2, 2012
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
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CLIENT/MATTER NUMBER
060587-0103

Via EDGAR System

Mr. Larry Green U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A
(Filed on June 18, 2012)

Dear Mr. Green:

On behalf of our client, FMI Mutual Funds, Inc., a Wisconsin corporation (Investment Company Act File No. 811-04722), which currently consists of one portfolio, the Provident Trust Strategy Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced preliminary proxy statement (the “Proxy Statement”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Proxy Statement to respond to the Staff’s comments.

2.  In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Green
U.S. Securities and Exchange Commission
July 2, 2012

Proxy Statement

3.  In certain portions of the Proxy Statement, the font size appears to be too small.  Please confirm that in the printed version of the definitive Proxy Statement the font size will conform to applicable SEC rules and regulations.

Response:  The Fund confirms that in the printed version of the definitive Proxy Statement the font size will conform to applicable SEC rules and regulations.

4.  Will the portfolio managers of the Fund remain the same?  If yes, please so state in the Proxy Statement.

Response:  The Fund will revise the Proxy Statement to state the following:

“There will be no change in the day-to-day management of the Fund’s investment portfolio as a result of the change in investment adviser, as the current portfolio managers of the Fund will continue as portfolio managers of the Fund.”

5.  The current investment advisory agreement contains an expense limitation of 2.00%, and the current adviser has agreed to voluntarily cap Fund expenses at 1.00%, will the new investment adviser continue these limitations?  Please revise the Proxy Statement to reflect whether or not these expense limitations will continue.

Response:  The Fund will revise the Proxy Statement to state the following:

“The Prior Advisory Agreement contains an expense limitation of 2.00%, and FMI has voluntarily agreed to an expense limitation of 1.00% through January 31, 2013.  While the New Advisory Agreement does not contain an expense limitation of 2.00%, Provident has agreed to maintain the existing expense limitation of 1.00% through January 31, 2014.”

6.  Please revise the Proxy Statement to more clearly specify how the composition of the board of directors is impacted if the nominees do not take office.

Response:  The Fund will revise the Proxy Statement to state the following:

“The nominees will take office only if the shareholders approve the advisory agreement between the Corporation, on behalf of the Fund, and Provident in Proposal 1.  The resignation of the current directors is conditioned on the nominees taking office.  If the nominees do not take office, the resignation of the current directors is not effective and the current directors will continue in office.”

Mr. Green
U.S. Securities and Exchange Commission
July 2, 2012

7.  Please revise the Proxy Statement to specify the impact of abstentions and broker non-votes on a vote to adjourn the meeting.  Also, please specify how proxies will be voted on such a proposal.

Response:  We note that the Proxy Statement currently provides the following with regard to how proxies will be voted on a proposal to adjourn: “When voting on a proposed adjournment, the persons named as proxies will vote all proxies that they are entitled to vote FOR approval of the proposals in favor of adjournment and will vote all proxies required to be voted AGAINST the proposals against adjournment.”  The Fund will revise the Proxy Statement to state the following with regard to abstentions and broker non-votes:

“For purposes of voting on a proposal to adjourn the meeting, abstentions and broker non-votes will have no effect on the vote.”

8.  Please revise the Proxy Statement to specify the date of the last shareholder meeting.

Response:  The Fund will revise the Proxy Statement to state the following:

“The Prior Advisory Agreement was last approved by the Fund’s shareholders on or about September 9, 2002, which is the last time that the Fund held a shareholder meeting.”

9.  Please revise the Proxy Statement to state the nominees’ consent to serve.

Response:  The Fund notes that the Proxy Statement currently contains this language: “All nominees have consented to serve as directors upon their election, but if any of them should decline or be unable to act as a director, the persons named as proxies may vote in favor of such other person or persons as the Board may recommend.”

10.  Please revise the Proxy Statement to delete the following sentence from the discussion about the nominees: “References to the experience and qualifications of the director nominees are pursuant to requirements of the SEC, do not constitute holding out the Board or any director as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.”

Response:  The Fund will revise the Proxy Statement to delete this sentence.

11.  Please revise the Proxy Statement to specify that the risk of short sales is limitless, whether the short sales can include derivatives and whether the Fund may engage in “naked” short sales.

Response:  The Fund notes that the Proxy Statement currently indicates that “transactions in futures contracts or other derivatives are not deemed to constitute selling securities short.”  The Fund will revise the Proxy Statement to state the following with regard to the risks of short selling and “naked” short selling:

“The current fundamental investment limitation prohibits short sales.  In a short sale, an investor sells a borrowed security with a corresponding obligation to the lender to return the identical security.  Short selling involves the risk that the security sold short will appreciate in value by the time the security must be repurchased to return to the lender, therefore creating a loss for the Fund.  Short positions introduce more risk to the Fund than long positions (purchases) because the maximum sustainable loss on a security purchased (held long) is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security.  Therefore, in theory, securities sold short have unlimited risk.

Mr. Green
U.S. Securities and Exchange Commission
July 2, 2012

The proposed non-fundamental investment limitation permits short sales if the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and states that transactions in futures contracts or other derivatives are not deemed to constitute selling securities short.  If the Fund enters into a “short sale” of securities in circumstances in which, at the time the short position is open, the Fund owns an equal amount of the securities sold short or owns preferred stocks or debt securities, convertible or exchangeable without payment of further consideration, into an equal number of securities sold short, this is referred to as a short sale “against the box.”  If the Fund makes short sales of a security it does not own at the time, these are referred to as “naked” short sales.  The Fund will not engage in “naked” short sales.”

12.  Please revise the disclosure in the Proxy Statement on techniques that are not senior securities to eliminate the phrase “other commitments” and specify what commitments are being referred to; to clarify that these techniques involve leverage; and to clarify the use of such leverage by the Fund.

Response:  The Fund will revise the Proxy Statement to state the following:

“The 1940 Act generally prohibits a fund from issuing senior securities (i.e., securities or obligations that create a priority over any other class as to a distribution of assets or payment of a dividend).  However, certain transactions will not be deemed senior securities, such as forms of borrowings (including mortgage dollar rolls and reverse repurchase agreements) and short sales, if a fund, among other conditions, segregates assets or otherwise covers its obligations in accordance with SEC guidance.  Additionally, with respect to borrowings, the 1940 Act permits a fund to borrow from a bank in an amount up to 33 1/3% of the fund’s total assets, provided asset coverage requirements are met, and, for temporary purposes, permits a fund to borrow an additional amount that does not exceed 5% of the value of its total assets.  These investment techniques are a form of leverage, and leverage may cause any gains or losses for the Fund to be magnified.  Generally, the Fund does not intend to use leverage for investment purposes, but may from time to time.  The Fund may also use leverage to purchase securities needed to close out short sales entered into for hedging purposes or to obtain collateral needed to borrow a security in order to effect a short sale of that security and to facilitate other hedging transactions.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer